

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 25, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. John E. Sherborne, Chief Executive Officer
Geovic Mining Corp.
743 Horizon Court, Suite 300A
Grand Junction, Colorado 81506

> **Re: Geovic Mining Corp.
> Amendment No. 1 to Registration Statement on Form 10
> Filed July 5, 2007
> File No. 000-52646**

Dear Mr. Sherborne:

We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10 filed July 5, 2007

Geovic, Ltd., page 5

1.   We note the disclosure you provided in response to prior comment 9. Please
        clarify the disclosure as it appears to be missing some information. Also, briefly
        describe the manner in which the Nkamouna project must be advanced so that it is
        consistent with the ESIA.

Patent License Agreement, page 7

2.   We note your response to prior comment 4. Please further expand the responsive
        disclosure to discuss the importance of the license to your operations.

Risk Factors, page 9

3.   We reissue prior comment 12. The following captions require revision:

*   "There presently is a lack of required infrastructure in Cameroon";
*   "We must relay on additional external financing";
*   "The market price of shares and warrants may be subject to wide price fluctuations";
*   "There may be challenges to our title to our mineral properties";
*   "There may be challenges to our title to our mineral properties";
*   "U.S. Federal Laws";
*   "Certain of our directors may have conflicts of interests";
*   "Republic of Cameroon Laws may limit our activities"; and
*   "Political and country risks could be significant."

Selected Financial Data, page 19

4.   We note your response to prior comment 17 expanding your selected financial data
        to include a column since Inception. However, Item 301 of Regulation S-K
        requires you to present each of the last five fiscal years or since inception if you
        have been operating for less than five years. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

Available Funds and Principal Purposes, page 22

5.   Please quantify "the unexpended portion of capital advances [you] have made to
        GeoCam."

6. We note your response to prior comment 20. It is still unclear why you believe that you need more than $49 million to meet the anticipated equity funding requirements. Please explain to us why you believe that you need such a substantial amount. We may have further comment.

Cash Flows, Liquidity, Capital Resources, and Obligations, page 23

7. On page 24, replace the statement, "As described elsewhere in this Registration Statement on Form 10," with a more specific cross-reference.

First Quarter 2007 Compared to First Quarter 2006, page 25

8. Please clarify the statement, "During the year ended December 31, 2006, we used approximately $4,318,000 for operating activities, an increase of approximately $2,133,000 over 2005 primarily as a result of the larger 2006 net loss." It is unclear why your net loss resulted in an increase in the amounts spent in operating activities. Provide analysis explaining the underlying reasons for the increase. Also revise similar disclosure under "First Quarter 2007 Compared to First Quarter 2006."

Directors and Executive Officers, page 61

Compensation Committee Interlocks and Insider Participation, page 63

9. The information under this caption must be provided as of the end of the last fiscal period. Please revise accordingly.

Executive Compensation, page 64

10. Please provide the information required by Items 402(f), (g), and (k) of Regulation S-K.

Compensation Discussion and Analysis, page 64

11. The disclosure under this caption needs to be revised substantially. Although we note that your policies regarding compensation may change in the future, given the change in control, you are nonetheless required to discuss the policies that were applied in determining the compensations of the named executive officers during the fiscal year ended December 31, 2006. The revised disclosure should address how compensation determinations were made during 2006, the basis for awarding the named executive officers compensation packages that differed in value and composition, and the consideration that was given to individual contributions and corporate performance. Refer to Item 402(b) of Regulation S-K and Release 8732A, Section II.B.I.

12.　We note the statement indicating that one of your compensation objectives is "maintaining [y]our compensation at levels which we believe are comparable to compensation paid by other natural resources development companies of comparable size and circumstances to executives with similar experience, competence and success." The statement suggests that you intend to benchmark your compensation against the compensation of other companies. When known, please disclose which elements of your compensation will be benchmarked and identify the companies against whom you will benchmark each element of compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Further, please clarify why you will benchmark your compensation against mining development companies. In this regard, we note that you are an exploration stage company and that you have no producing properties.

Summary Compensation Table, page 69

13.　As required by Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K, please disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.

Grants of Plan Based Awards, page 70

14.　Please revise footnote 4 to disclose the increment in the exercise price of the repriced options.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-6

Exploration and Development Costs, page F-7

15.　We have read your response to prior comment 34, indicating that you would begin to capitalize development costs after "…it has been established that a mineral deposit is commercially minable…and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit…."

Ordinarily, the point at which capitalization of mine development costs becomes supportable is the point at which you have established proven and/or probable reserves as defined in Industry Guide 7. We believe you would need to have gathered and compiled information equivalent to that typically found in a final or bankable feasibility study, including a detailed mining plan, in order to establish these reserves. The study would generally include an economic analysis employing a three-year historic average commodity price. Other criteria would generally require that all necessary permits and authorizations be prepared and submitted to the regulatory authorities. Please contact the reviewing engineer identified at the end of this letter if you wish to further discuss the criteria necessary to support disclosure of proven and probable reserves.

Unless you have peculiar circumstances that you believe would support an alternate approach, and provide us with details demonstrating this to be the case, please modify your policy and related disclosure as indicated above.

Foreign Currency Translation, page F-9

16.   We note your response to prior comment 35, explaining that while various items undergo translation, including assets and liabilities denominated in foreign currencies at the balance sheet dates, and transaction amounts denominated in foreign currencies on the transaction dates, the resulting gains and losses are included in operations.

Since you assert that your functional currency is also your reporting currency, reporting the gains and losses in operations appears to be the proper approach. However, the term translation is imprecise, and not applicable to your situation. The guidance in paragraph 13 of SFAS 52 clarifies that translation adjustments result when translating an entities financial statements into the reporting currency, whereas the functional currency is not the reporting currency. The guidance in paragraph 10 similarly clarifies that if the functional currency is the reporting currency, remeasurement obviates translation.

The accounting guidance for foreign currency transactions (i.e. transactions denominated in a currency other than the functional currency) is set forth in paragraph 16, and requires measurement on the transaction date, and remeasurement for unsettled accounts on the balance sheet dates, in the functional currency using the current exchange rate.

Note 3 – Reverse Acquisition, page F-10

17.   We see that in response to prior comment 37, you added disclosure on page F-14 stating that "All issued and outstanding common stock of Resource equity were effectively eliminated in the transaction." Since you identify Resource Equity Ltd. as the legal acquirer (accounting target) in your reverse merger, the entity issuing the shares necessary to complete the transaction, it is unclear how stating that all of its outstanding shares have been eliminated is consistent with the event that you describe. Please further revise to clarify. We reissue prior comment 37.

Note 8 – Commitments and Contingencies, page F-20

18.   We note your response to prior comment 38 clarifying the treatment of the surface taxes assessed by the Minister of Industry, Mines and Technological Development

of the Republic of Cameroon.   You state "Approximately 90% (CFA265,194,200) relating to disputed penalties and CFA52,500,000 relating to the disputed surface area subject to tax remain unpaid to the Cameroon tax authority as at December 31, 2006," as you have "deemed the chance" of payment to be remote. Please include the U.S. dollar equivalent, since this is your reporting currency.

Engineering Comments

General

19.   We note your response to prior comment 39, indicating the cautionary note prescribed was added to your website. However, we do not see this language within the disclaimer section or on the website. We reissue prior comment 39.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Nasreen Mohammed at (202) 551-3773 or Karl Hiller at (202) 551-3686 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to George Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: N. Mohammed
       K. Hiller
       A. N. Parker
       C. Moncada-Terry

VIA FACSIMILE

Alan W. Peryam
303-894-0104